SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Comforce Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    20038K109
                                 (CUSIP Number)

                                  David Tayler
                           Alberta Treasury, Room 530
                                Terrace Building
                                9515 107th Street
                            Edmonton, Alberta T5K 2C3
                            Telephone: (403) 427-7982
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)




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                                November 19, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP NO.: 20038K109
------------------ --------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   HER MAJESTY THE QUEEN IN RIGHT OF ALBERTA AS REPRESENTED
                   BY THE PROVINCIAL TREASURER; S.S. OR
                   I.R.S. IDENTIFICATION NO. IS NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [ ]

                                                                                          (b) [ ]

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        3          SEC USE ONLY


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        4          SOURCE OF FUNDS
                   00

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        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
                   PURSUANT TO ITEM 2(d) OR 2(e)

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        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   ALBERTA, CANADA

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NUMBER OF SHARES       7       SOLE VOTING POWER
                               1,400,000
                   -------------------------------------------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY                   -0-
                   -------------------------------------------------------------------------------------------------
 EACH REPORTING        9       SOLE DISPOSITIVE POWER
                               1,400,000
                   -------------------------------------------------------------------------------------------------
PERSON WITH            10      SHARED DISPOSITIVE POWER
                               -0-
 --------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,400,000

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       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]


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       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   9.2%

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       14          TYPE OF REPORTING PERSON
                   EP

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

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $.01 per share (the "Stock"), of Comforce Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2001 Marcus Avenue, Lake Success, New York 11042.

Item 2.  Identity and Background

         This statement is being filed on behalf of Her Majesty the Queen in Right of Alberta as Represented by the Provincial Treasurer ("Alberta"), in connection with Alberta's ownership of 1,400,000 shares of Stock, as more fully described herein. The principal executive offices of Alberta are located at Room 530, Terrace Building, 9515 107th Street, Edmonton, Alberta T5K 2C3, Canada. Alberta's principal business is managing public sector pensions in the Province of Alberta. During the last five years, Alberta has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Alberta was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On November 19, 1997, Alberta purchased 100,000 shares of Stock in an open market transaction. Previously, Alberta had acquired 600,000 shares of Stock in several open market transactions, and has since acquired another 700,000 shares of Stock, also in several open market transactions. In all transactions Alberta paid cash for the Stock and the United States Pooled Equity Fund was the source of the cash.

Item 4.  Purpose of Transaction

         Alberta acquired the Stock for general investment purposes. Alberta intends to review on a continuing basis its investment in the Company. As of the date of this Schedule 13D, no determination has been made by Alberta to acquire additional securities of the Company or to dispose of the shares of Stock Alberta currently owns, although it reserves the right to decide to take any of such actions in the future. Any such determination will depend on market conditions prevailing from time to time, and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) Alberta owns 1,400,000 shares of Stock, representing approximately 9.2% of the currently issued and outstanding shares of Stock. Alberta has sole voting and disposition power of all such shares.

         (c) On November 19, November 20, November 28, December 1, December 2 and December 17, 1997, Alberta purchased 100,000 ($7.294 per share), 100,000, ($7.54 per share), 900 ($7.5625 per share), 20,000 ($7.875 per share), 14,100
($7.375 per share) and 565,000 ($7.979 per share) shares of the common stock of Comforce, respectively, in various open market transactions.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 1998


            HER MAJESTY THE QUEEN IN RIGHT OF ALBERTA AS REPRESENTED BY THE PROVINCIAL TREASURER



            By:      /s/       David M. Tayler
                    ------------------------------------------------
                     Name:      David M. Tayler
                     Title:     Portfolio Manager, U.S. Equities